Exhibit 8.1

Subsidiaries

Name	Jurisdiction of Formation	Description	Percentage ownership (direct or indirect)
Dynagas Operating LP	Marshall Islands	Holding Company	100%

Dynagas Operating GP LLC	Marshall Islands	General Partner of Dynagas Operating LP	100%

Dynagas Equity Holding Ltd.	Liberia	Holding Company	100%

Dynagas Finance Inc.	Marshall Islands	Finance Company	100%

Dynagas Finance LLC	Delaware	Finance Company	100%

Pegasus Shipholding S.A.	Marshall Islands	Vessel Company	100%

Seacrown Maritime Ltd.	Marshall Islands	Vessel Company	100%

Lance Shipping S.A.	Marshall Islands	Vessel Company	100%

Fareastern Shipping Limited	Malta	Vessel Company	100%

Navajo Marine Limited	Marshall Islands	Vessel Company	100%

Solana Holding Limited	Marshall Islands	Vessel Company	100%

Arctic LNG Carriers Ltd.	Marshall Islands	Holding Company	100%